# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Brookfield Renewable Corp, CIK 0001791863
CUSIP: 11285B108
Title of class of securities: Class A exchangeable subordinate voting shares, no par value
Address of issuer's principal executive offices: 250 VESEY STREET, 15TH FLOOR, New York, New York (NY), 10281-1023
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001348883

## Reporting persons
- Clearbridge Investments, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 201,184; shared voting power 0; sole dispositive power 262,083; shared dispositive power 0; aggregate amount beneficially owned 262,083 (0.2% of the class)
- ClearBridge Investments Ltd: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Australia (C3); does not affirm membership in a group (box b); sole voting power 7,929,969; shared voting power 0; sole dispositive power 8,024,184; shared dispositive power 0; aggregate amount beneficially owned 8,024,184 (5.5% of the class)
- ClearBridge Investments (North America) Pty Ltd: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Australia (C3); does not affirm membership in a group (box b); sole voting power 925,608; shared voting power 0; sole dispositive power 925,608; shared dispositive power 0; aggregate amount beneficially owned 925,608 (0.6% of the class)

## Item 1. Issuer
Name of issuer: Brookfield Renewable Corp
Address of issuer's principal executive offices: 250 VESEY STREET, 15TH FLOOR, NEW YORK, NY 10281

## Item 2. Person Filing
Name of person filing:
(i) ClearBridge Investments, LLC
(ii): ClearBridge Investments Limited
(iii): ClearBridge Investments (North America) Pty Ltd
Address of principal business office or, if none, residence:
(i):One Madison Ave.
New York, NY 10010

(ii) and (iii):
Level 13, 35 Clarence Street
Sydney, Australia 2000
Citizenship:
(i):Delaware
(ii) and (iii): Australian Corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: group (OO)

## Item 4. Ownership
Amount beneficially owned: 9,211,875
Percent of class: 6.4%
Sole power to vote or to direct the vote:
ClearBridge Investments, LLC: 201,184
ClearBridge Investments Limited: 7,929,969
ClearBridge Investments (North America) Pty Ltd: 925,608
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
ClearBridge Investments, LLC: 262,083
ClearBridge Investments Limited: 8,024,184
ClearBridge Investments (North America) Pty Ltd: 925,608
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A: Joint Filing Agreement
Exhibit B: Item 4 Ownership
Exhibit C: Item 8 Identification and Classification of Members of the Group

Exhibit A: JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement and that such statement and all amendments to such statement are made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this agreement on the date of the signing of this filing.

ClearBridge Investments, LLC

By: /s/BRIAN R. MURPHY
Brian R. Murphy
Chief Compliance Officer of ClearBridge Investments, LLC

ClearBridge Investments Limited

By: /s/ANNETTE GOLDEN
Annette Golden
Head of Legal, Risk and Compliance & Company Secretary of ClearBridge Investments Limited

ClearBridge Investments (North America) Pty Ltd

By: /s/ANNETTE GOLDEN
Annette Golden
Head of Legal, Risk and Compliance & Company Secretary of ClearBridge Investments (North America) Pty Ltd

Exhibit B: Item 4 Ownership

The securities reported herein are beneficially owned by one or more open end investment companies or other managed accounts that are investment management clients of ClearBridge Investments, LLC, ClearBridge Investments Limited, and ClearBridge Investments (North America) Pty Ltd. (collectively,"CIL"), indirect wholly owned subsidiaries of Franklin Resources, Inc. ("FRI"). When an investment management contract (including a sub advisory agreement) delegates to CIL investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, FRI treats CIL as having sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise. Accordingly, CIL reports on Schedule 13G that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement, unless otherwise noted in this Item 4. As a result, for purposes of Rule 13d-3 under the Act, CIL may be deemed to be the beneficial owner of the securities reported in this Schedule 13G.
Beneficial ownership by investment management subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by CIL are exercised independently from FRI (CIL's parent holding company) and from all other investment management subsidiaries of FRI (FRI, its affiliates and investment management subsidiaries other than CIL are, collectively, "FRI affiliates"). Furthermore, internal policies and procedures of CIL and FRI affiliates establish informational barriers that prevent the flow between CIL and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective investment management clients. Consequently, CIL and the FRI affiliates report the securities over which they hold investment and voting power separately from each other for purposes of Section 13 of the Act.
Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") may each own in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of FRI (see FRI's Proxy Statement-Stock Ownership of Certain Beneficial Owners). However, because CIL exercises voting and investment powers on behalf of its investment management clients independently of FRI affiliates, beneficial ownership of the securities reported by CIL is not attributed to the Principal Shareholders. CIL disclaims any pecuniary interest in any of the securities reported in this Schedule 13G. In addition, the filing of this Schedule 13G on behalf of CIL should not be construed as an admission that it is, and it disclaims that it is, the beneficial owner, as defined in Rule 13d-3, of any of such securities.
Furthermore, CIL believes that it is not a "group" with FRI affiliates, the Principal Shareholders, or their respective affiliates within the meaning of Rule 13d-5 under the Act and that none of them is otherwise required to attribute to any other the beneficial ownership of the securities held by such person or by any persons or entities for whom or for which CIL or the FRI affiliates provide investment management services.

EXHIBIT C
ClearBridge Investments, LLC Item 3 Classification: 3(e)
ClearBridge Investments Limited Item 3 Classification: 3(j)
ClearBridge Investments (North America) Pty Ltd Item 3 Classification: 3(j)

## Signatures
- Clearbridge Investments, LLC: /s/BRIAN R. MURPHY, Brian R. Murphy, Chief Compliance Officer of ClearBridge Investments, LLC (02/10/2026)
- ClearBridge Investments Ltd: /s/ANNETTE GOLDEN, Annette Golden, Head of Legal, Risk and Compliance & Company Secretary of ClearBridge Investments Limited (02/10/2026)
- ClearBridge Investments (North America) Pty Ltd: /s/ANNETTE GOLDEN, Annette Golden, Head of Legal, Risk and Compliance & Company Secretary of ClearBridge Investments (North America) Pty Ltd (02/10/2026)